Exhibit 99.1

PRESS RELEASE

ADHEREX REPORTS SECOND QUARTER 2006 FINANCIAL RESULTS

Research Triangle Park, NC, August 9, 2006 — Adherex Technologies Inc. (AMEX:ADH, TSX:AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the second quarter ended June 30, 2006. Unless otherwise indicated, the amounts included in this press release are in U.S. dollars.

Financial Update

The net loss for the quarter ended June 30, 2006 was $4.2 million, or $0.09 loss per share, compared to a net loss of $4.6 million, or $0.13 loss per share, for the quarter ended June 30, 2005. Operating expenses for the quarter ended June 30, 2006 totaled $4.5 million, a decrease of $0.4 million from the same period last year. The change from prior year includes increased spending related to our expanding clinical trial program for ADH-1 and the Phase I clinical studies for eniluracil partially offset by decreased spending for other operating activities.

The net loss for the six-month period ended June 30, 2006 was $7.7 million, or $0.17 loss per share, compared to a net loss of $7.7 million, or $0.21 per share, for the six-month period ended June 30, 2005. While operating expenses totaled $8.4 million for both six-month periods, the current period reflects increased spending related to our expanding clinical trial program partially offset by a $0.2 million decrease in G&A as compared to the prior year.

Cash and cash equivalents totaled $12.3 million as of June 30, 2006, compared to $13.1 million as of December 31, 2005, with a corresponding decrease in working capital of $0.6 million. The decreased cash balance reflects the net $6.0 million raised through our May 2006 private placement of securities offset by year to date spending to fund operations.

Corporate Update

“The clinical development program for both ADH-1 and eniluracil continue to progress well,” said William P. Peters, MD, PhD, Chairman and CEO. “Recruitment in our Phase II single agent ADH-1 trials continues on target for completion by the end of this year. We have very encouraging recent ADH-1 preclinical combination findings and will soon begin studies in patients of ADH-1 in combination with other anticancer agents. The eniluracil clinical program is also progressing well, and we remain on track to start the Phase II trial in breast cancer in the fourth quarter. Thus far, every aspect of our hypothesis has turned out to be correct. In the coming months, as some of these programs near their completion, we expect to be generating a significant amount of clinical data important both to our ongoing development programs and, more fundamentally, our Company and its shareholders.”

Adherex’s recent accomplishments of note include:

Completion of the Phase Ib component of the single agent Phase Ib/II ADH-1 trial in Europe and expansion of enrollment in the Phase II component at a dose of 2400 mg/m2 in patients with N-cadherin positive non-small cell lung cancer and ovarian cancer. The Company expects this trial to complete recruitment in the fourth quarter of 2006 and also expects to begin combination studies of ADH-1 and other anti-cancer agents in the third quarter of 2006. Data from both Phase I ADH-1 studies were presented at the 2006 American Society of Clinical Oncology Annual Meeting, including the Phase Ib data from the single agent Phase Ib/II trial in Europe and an oral presentation of the results of the single agent Phase I trial in North America.

Expansion of the single agent Phase II ADH-1 study to six centers in Canada and one site in the U.S., with plans for additional U.S. sites, and conversion of the dosing schedule to once every week from once every three weeks. The Company expects this trial to complete recruitment in the second half of 2006. Decisions regarding a single agent Phase III trial with ADH-1 will be made based on the results of the single agent Phase II program. As previously indicated, the single agent Phase Ib/II trial in the U.S. (using a daily X 5, Monday through Friday, dosing schedule) has been discontinued to concentrate our resources on the weekly administration schedule and combination trials with ADH-1.

Initiation of the eniluracil clinical program, including a Phase I eniluracil plus 5-FU study in solid tumors to define the maximum tolerated dose of weekly dosing of the combination and a clinical proof-of-mechanism study to confirm the dose effect of eniluracil directly in human tumor cells. We also received orphan drug designation from the U.S. Food and Drug Administration (“FDA”) for the use of eniluracil in combination with fluoropyrmidines, such as 5-FU, for the treatment of hepatocellular (liver) cancer. Adherex plans to initiate a third Phase I study in hepatocellular cancer in Asia in the third quarter of 2006 and a Phase II study in breast cancer in the fourth quarter of 2006.

Execution of a Clinical Trial Agreement for the evaluation of our lead biotechnology compound, ADH-1, with the U.S. National Cancer Institute’s (“NCI”) Division of Cancer Treatment and Diagnosis. The agreement provides for the NCI to sponsor non-clinical studies and clinical trials of ADH-1 in a variety of administration schedules and tumor types, both as a single agent and in combination with other anti-cancer agents.

Presentation of three sets of data at the 2006 Annual Meeting of the American Association of Cancer Research (AACR) – two on our lead biotechnology compound, ADH-1, and one on our oral dihydropyrimidine dehydrogenase (“DPD”) inhibitor, eniluracil.

Conference Call

Adherex will host a conference call at 10:00 a.m. ET on, August 10, 2006 to review the financial results for the quarter ended June 30, 2006 and provide a corporate update. This call will be webcast live via the Internet at www.adherex.com. The event will also be archived and available for telephone replay until midnight on August 15, 2006 and webcast replay through August 10, 2007.

Live Participant Dial In (Toll Free, Canadian and US callers): 877-704-5386

Live Participant Dial In (International): 913-312-1302

Conference Passcode: 3878944

Replay Number (Toll Free): 888-203-1112

Replay Number (International): 719-457-0820

Replay Passcode: 3878944

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

	June 30, 2006	December 31, 2005
	(unaudited)
Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	$12,318	$13,144
Other current and long-term assets	1,028	1,147
Acquired intellectual property rights	13,066	14,154

Total assets	$26,412	$28,445

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$2,354	$2,664
Future income taxes	4,776	5,174
Other long-term liabilities	621	550
Total shareholders’ equity	18,661	20,057

Total liabilities and shareholders’ equity	$26,412	$28,445

	Three Months Ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Condensed Consolidated Statements of Operations:
Operating expenses:
Research and development	$3,268	$3,360
General and administration	711	900
Amortization of acquired intellectual property rights	544	680

Loss from operations	(4,523)	(4,940)
Net interest income	125	69
Recovery of future income taxes	199	249

Net loss	$(4,199)	$(4,622)

Net loss per share of common stock, basic and diluted	$(0.09)	$(0.13)

	Six Months Ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Operating expenses:
Research and development	$5,828	$5,378
General and administration	1,458	1,618
Amortization of acquired intellectual property rights	1,088	1,361

Loss from operations	(8,374)	(8,357)
Net interest income	255	118
Recovery of future income taxes	398	498

Net loss	$(7,721)	$(7,741)

Net loss per share of common stock, basic and diluted	$(0.17)	$(0.21)

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the development plans of the Company and the expected timing and results of such development. We can provide no assurance that such development will proceed as currently anticipated or that the expected timing or results of such development will be realized. We are subject to various risks, including the uncertainties of clinical trials, drug development and regulatory review, our need for additional capital to fund our operations, the early stage of our product candidates, our reliance on collaborative partners, our history of losses, and other risks inherent in the biopharmaceutical industry. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com